Exhibit 99.1

Sapiens Reports Fourth Quarter and Full Year 2018 Financial Results

Holon, Israel, February 26, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced its financial results for the fourth quarter and full year ended December 31, 2018.

Summary Results for Fourth Quarter 2018 (USD in millions, except per share data)

	GAAP			Non-GAAP
	December 31, 2018	December 31, 2017	% Change	December 31, 2018	December 31, 2017	% Change
Revenue	73.3	71.6	2.4%	73.4	72.4	1.4%
Operating Income	6.6	1.1	500%	10.8	9.1	18.7%
Operating Margin	9.0%	1.6%	740 bps	14.8%	12.5%	230 bps
Net income	3.8	3.4	11.8%	7.9	6.0	31.7%
Diluted EPS	$0.07	$0.07	-	$0.16	$0.12	33%

Summary Results for Full Year 2018 (USD in millions, except per share data)

	GAAP			Non-GAAP
	December 31, 2018	December 31, 2017	% Change	December 31, 2018	December 31, 2017	% Change
Revenue	289.7	269.2	7.6%	290.3	272.0	6.7%
Operating Income	23.0	1.0	2200%	39.6	23.1	71.4%
Operating Margin	7.9%	0.4%	750 bps	13.6%	8.5%	510 bps
Net income	14.0	0.6	2233%	28.3	15.4	83.8%
Diluted EPS	$0.28	$0.01	2700%	$0.56	$0.31	80.6%

“Sapiens had a strong finish to 2018, closing out the year with another quarter of growth and profitability by executing on our key objectives. In the fourth quarter, on a Non-GAAP basis, revenue totaled $73.4 and operating margin improved by 230 basis points to 14.8%. We continued the expansion of our P&C businesses in key markets. We managed costs and aligned our R&D investments with our growth segments, which increased operating profit and fueled almost 31.7% increase in net income in the quarter,” stated Roni Al-Dor. president and CEO, Sapiens.

“In 2018, Sapiens made significant progress on our key objectives, which drove outstanding financial performance for the year. For the full year, on a Non-GAAP basis, revenue increased 6.7% driven by new deals, acquisitions and by expanding our business with existing customers as illustrated by double-digit growth in our EMEA P&C business. Meanwhile, we have fully integrated our Stream and Adaptik operations, which has accelerated the growth of our U.S. P&C business. Also, we made meaningful headway in our L&A business, creating a stronger foundation for growth in 2019. Synergies and cost controls produced significant expansion in operating margin, which increased over 500 basis points to 13.6%, exceeding the high end of our annual guidance.

“The expansion of our solutions and service offerings from both product development initiatives and acquisitions, as well as our collaborations with InsurTech groups to complement our core offerings, helped us win new business and earn increased industry recognition. To support all of these offerings, we are building a new account management executive team to evolve our customer support model into global customer success teams, focused on cross-selling, upselling and increasing awareness of all of our capabilities and products.” continued Mr. Al-Dor.

Mr. Al-Dor concluded: “We have recently launched a new brand architecture to reflect our evolution into a unified global provider of innovative digital insurance solutions. With an improved competitive position as a one-stop-shop for insurance software solutions and an enhanced product and service platform, we’re forecasting 2019 full year non-GAAP revenues in the range of $318 to $323 million, with non-GAAP operating margins in the range of 15.2% to 15.6%.”

Quarterly Results Conference Call

Management will host a conference call and webcast on February 26, 2019 at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888-668-9141; International: +972-3-918-0609; UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens’ website at: https://www.sapiens.com/investor-relations/ir-events-presentations/

If you are unable to join live, a replay of the call will be accessible until March 5, 2019, as follows: North America: 1-888-295-2634; International: +972-3-925-5918

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributed to Sapiens shareholders, and non-GAAP basic and diluted earnings per share.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens’ financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition and acquisition-related costs, restructuring and cost reduction costs, redeemable non-controlling interests, loss on sales of Marketable Securities and tax adjustment regarding non-GAAP adjustments, as well as the impact of one-time adjustment to our deferred taxes as a result of the U.S. Tax Cuts and Job act 2017.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net profit, adjusted for valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalized of software development costs, compensation expenses related to acquisition and acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business.

About Sapiens

Sapiens International Corporation is a leading global provider of software solutions for the insurance industry, with a 35-year track record of delivering to more than 400 organizations. The company offers software platforms, solutions and services, including a full digital suite, to satisfy the needs of property and casualty/general insurers, and life, pension and annuity providers. Sapiens also services the reinsurance, workers’ compensation, financial and compliance, and decision management markets.

The company’s portfolio includes policy administration, billing and claims, underwriting, illustration and electronic application. The digital suite features customer and agent portals, and a business intelligence platform. For more information: www.sapiens.com.

Forward Looking Statement

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “expects,” “believes” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement.

These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2017, and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investors and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

U.S. Mobile: +1 201-250-9414

Mobile: +972 54-9099039

Email: yaffa.cohen-ifrah@sapiens.com

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	73,311	71,600	289,707	269,194
Cost of revenue	45,428	45,776	180,138	175,678

Gross profit	27,883	25,824	109,569	93,516

Operating expenses:
Research and development, net	8,284	8,427	34,414	31,955
Selling, marketing, general and administrative	13,016	16,265	52,133	60,559
Total operating expenses	21,300	24,692	86,547	92,514

Operating income	6,583	1,132	23,022	1,002

Financial expense, net	829	1,000	3,957	3,010
Taxes on income and other expenses (tax benefit), net	1,922	(3,301)	5,065	(2,564)

Net income	3,832	3,433	14,000	556

Attributable to non-controlling interest	80	(157)	215	(189)
Attributed to redeemable non-controlling interest	-	43	-	43
Adjustment to redeemable non-controlling interest	-	350	-	350

Net income attributable to Sapiens’ shareholders	3,752	3,197	13,785	352

Basic earnings per share	0.08	0.07	0.28	0.01

Diluted earnings per share	0.07	0.06	0.28	0.01

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	49,920	49,325	49,827	49,170

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	50,210	50,032	50,106	49,926

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED NON-GAAP STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	73,433	72,448	290,297	272,003
Cost of revenue	42,113	42,931	167,353	165,336

Gross profit	31,320	29,517	122,944	106,667

Operating expenses:
Research and development, net	9,666	9,663	39,574	37,522
Selling, marketing, general and administrative	10,805	10,795	43,810	46,032
Total operating expenses	20,471	20,458	83,384	83,554

Operating income	10,849	9,059	39,560	23,113

Financial expense, net	829	1,000	3,957	2,780
Taxes on Income and other expenses, net	2,114	2,033	7,325	4,940

Net income	7,906	6,026	28,278	15,393

Attributable to non-controlling interest	80	(115)	215	(147)

Net income attributable to Sapiens’ shareholders	7,826	6,141	28,063	15,540

Basic earnings per share	0.16	0.12	0.56	0.32

Diluted earnings per share	0.16	0.12	0.56	0.31

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	49,920	49,325	49,827	49,170

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	50,210	50,032	50,106	49,926

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP revenue	73,311	71,600	289,707	269,194
Valuation adjustment on acquired deferred revenue	122	848	590	2,809
Non-GAAP revenue	73,433	72,448	290,297	272,003

GAAP gross profit	27,883	25,824	109,569	93,516
Valuation adjustment on acquired deferred revenue	122	848	590	2,809
Amortization of capitalized software	1,247	1,270	4,859	4,824
Amortization of other intangible assets	2,068	1,575	7,926	5,518
Non-GAAP gross profit	31,320	29,517	122,944	106,667

GAAP operating income	6,583	1,132	23,022	1,002
Gross profit adjustments	3,437	3,693	13,375	13,151
Capitalization of software development	(1,382)	(1,236)	(5,160)	(5,567)
Amortization of other intangible assets	926	489	3,293	1,725
Stock-based compensation	472	655	1,942	2,035
Compensation related to acquisition and acquisition-related costs	813	144	3,088	2,685
Restructuring and cost reduction plan	-	4,182	-	8,082
Non-GAAP operating income	10,849	9,059	39,560	23,113

GAAP net income attributable to Sapiens’ shareholders	3,752	3,197	13,785	352
Operating income adjustments	4,266	7,927	16,538	22,111
Adjustment to redeemable non-controlling interest	-	350	-	350
Loss on sales of Marketable Securities	-	-	-	230
Tax and other	(192)	(5,333)	(2,260)	(7,503)
Non-GAAP net income attributable to Sapiens’ shareholders	7,826	6,141	28,063	15,540

Summary of NON-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Three months ended				Year ended
	December 31,				December 31,
	2018		2017		2018		2017
	(unaudited)		(unaudited)		(unaudited)		(unaudited)

Revenues	73,433	100%	72,448	100%	290,297	100%	272,003	100%
Gross profit	31,320	42.7%	29,517	40.7%	122,944	42.4%	106,667	39.2%
Operating profit	10,849	14.8%	9,059	12.5%	39,560	13.6%	23,113	8.5%
Net income to shareholders	7,826	10.7%	6,141	8.5%	28,063	9.7%	15,540	5.7%
Adjusted EBITDA	11,797	16.1%	10,076	13.9%	43,344	14.9%	26,935	9.9%

Basic earnings per share	0.16		0.12		0.56		0.32
Diluted earnings per share	0.16		0.12		0.56		0.31

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017

North America	34,974	36,734	34,606	31,035	31,580
Europe	30,850	30,611	32,518	34,479	29,789
Asia Pacific	3,140	3,480	3,305	3,439	3,817
South Africa	4,469	2,412	2,113	2,132	7,262

Total	73,433	73,237	72,542	71,085	72,448

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017

GAAP operating profit	6,583	1,132	23,022	1,002

Non-GAAP adjustments:
Amortization of capitalized software	1,247	1,270	4,859	4,824
Amortization of other intangible assets	2,994	2,064	11,219	7,243
Capitalization of software development	(1,382)	(1,236)	(5,160)	(5,567)
Stock-based compensation	472	655	1,942	2,035
Compensation related to acquisition and acquisition-related costs	813	144	3,088	2,685
Restructuring and cost reduction plan	-	4,182	-	8,082
Valuation adjustment on acquired deferred revenue	122	848	590	2,809

Non-GAAP operating profit	10,849	9,059	39,560	23,113

Depreciation	948	1,017	3,784	3,822

Adjusted EBITDA	11,797	10,076	43,344	26,935

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2018	2017
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	64,628	71,467
Trade receivables, net and unbilled receivables	59,159	53,226
Other receivables and prepaid expenses	6,224	6,280

Total current assets	130,011	130,973

LONG-TERM ASSETS
Property and equipment, net	8,515	10,695
Severance pay fund	4,699	4,547
Goodwill and intangible assets, net	231,348	223,729
Other long-term assets	4,292	3,675

Total long-term assets	248,854	242,646

TOTAL ASSETS	378,865	373,619

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	6,149	7,044
Current maturities of Series B Debentures	9,898	-
Accrued expenses and other liabilities	46,999	46,612
Deferred revenue	18,759	16,513

Total current liabilities	81,805	70,169

LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	68,577	78,281
Deferred tax liabilities	11,681	9,171
Other long-term liabilities	8,696	8,271
Accrued severance pay	5,622	5,500

Total long-term liabilities	94,576	101,223

REDEEMABLE NON-CONTROLLING INTEREST	-	1,353

EQUITY	202,484	200,874

TOTAL LIABILITIES AND EQUITY	378,865	373,619

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the year ended December 31,
	2018	2017
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	14,000	556
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	19,862	15,871
Amortization of premium, accrued interest and loss on sales of marketable securities	-	509
Stock-based compensation related to options issued to employees	1,942	2,035

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables	(7,588)	(5,253)
Deferred tax assets	(1,567)	(8,840)
Other operating assets	509	3,688
Trade payables	(1,870)	(1,388)
Other operating liabilities	20	858
Deferred revenues	2,349	1,249
Severance pay	43	(37)

Net cash provided by operating activities	27,700	9,248

Cash flows from investing activities:
Purchase of property and equipment	(1,914)	(2,622)
Proceeds from sales of marketable securities	-	35,369
Payments for business acquisition, net of cash acquired	(18,507)	(100,381)
Capitalized software development costs	(5,160)	(5,567)

Net cash used in investing activities	(25,581)	(73,201)

Cash flows from financing activities:
Proceeds from employee stock options exercised	895	2,453
Distribution of dividend	(9,978)	(9,851)
Repayment of loans	(237)	(56)
Issuance of debenture, net	-	78,229
Payments of contingent considerations	(61)	(766)
Dividend to non-controlling interest	(47)	-

Net cash provided by (used in) financing activities	(9,428)	70,009

Effect of exchange rate changes on cash and cash equivalents	470	4,503

Increase (decrease) in cash and cash equivalents	(6,839)	10,559
Cash and cash equivalents at the beginning of period	71,467	60,908

Cash and cash equivalents at the end of period	64,628	71,467

Debentures Covenants

As of December 31, 2018, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures that it issued in September 2017, based on having achieved the following in its consolidated financial results:

Covenant 1

▪	Target shareholders’ equity (excluding minority interest): above $120 million.

▪	Actual shareholders’ equity equal to $200 million.

Covenant 2

▪	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) bellow 65%.

▪	Actual ratio of net financial indebtedness to net capitalization equal to 6.97%.

Covenant 3

▪	Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5.

▪	Actual ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is equal to 0.35.